SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No.2*)


                                Kitty Hawk, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    498326206
--------------------------------------------------------------------------------
                                 (CUSIP Number)


           Everest Capital Limited, The Bank of Butterfield Building,
               65 Front Street, 6th Floor, Hamilton HM JX, Bermuda
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 April 13, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  498326206
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Everest Capital Limited

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_]
                                                                 (b) [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                     [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     3,196,562 shares of Common Stock Warrants to purchase 3,476,787 shares of Common Stock(1)

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     See Row 8 above

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     See Row 8 above

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Approximately 15.3% (Based on 43,612,306 shares of Common Stock that were outstanding as of March 13, 2004, as reported in the Issuer's Form 10-K for the year ending December 31, 2003.)

14.  TYPE OF REPORTING PERSON*

     CO

----------
1 It should be noted that the Reporting Person is restricted as to its ability to exercise the Warrants as described in Item 5(a) of this report.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  498326206
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Everest Capital Master Fund, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_]
                                                                 (b) [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                     [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     2,924,687 shares of Common Stock Warrants to purchase 3,181,077 shares of Common Stock(2)

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     See Row 8 above

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     See Row 8 above

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Approximately 14.0% as of the date of this filing.(3) (Based on 43,612,306 shares of Common Stock that were outstanding as of March 13, 2004, as reported in the Issuer's Form 10-K for the year ending December 31, 2003.)

14.  TYPE OF REPORTING PERSON*

     PN

----------
2    Ibid.
3    Ibid.

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  498326206
           ---------------------

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

     The title of the class of equity securities to which this statement relates is the common stock (the "Common Stock") of Kitty Hawk, Inc. (the "Issuer"). The Reporting Persons' deemed beneficial ownership of Common Stock exists, in part, by virtue of ownership of warrants to purchase Common Stock of the Issuer issued on March 13, 2003 (the "Warrants").

     The name and address and the principal executive and business office at the Issuer is:

         Kitty Hawk, Inc.
         1515 West 20th Street, P.O. Box 612787
         DFW International Airport, Texas 75261
--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     (a) Everest Capital Limited (the "General Partner") Everest Capital Master Fund, L.P. (the "Partnership")

     (b) The Bank of Butterfield Building, 65 Front Street, 6th Floor, HM JX, Bermuda

     (c) The principal business of the General Partner is to serve as the general partner of the Partnership. The principal business of the Partnership is to serve as a private investment vehicle.

     (d) During the last five years, neither of the Reporting Persons nor any persons affiliated with the Reporting Persons has been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors.

     (e) During the last five years, neither of the Reporting Persons nor any persons affiliated with the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it or such person is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws finding any violation with respect to such laws.

     (f) The General Partner is a corporation organized under the laws of Bermuda; the Partnership is a limited partnership formed under the laws of the Cayman Islands.
--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

     The funds for the purchase of the Issuer's 9.95% Senior Secured Notes due 2004 came from working capital. Such Notes have subsequently been converted pursuant to the Order Granting Second Motion to Modify Debtors' Final Joint Plan of Reorganization dated January 31, 2003 which was filed as Exhibit 99.1 to the Issuers public filing on Form 8-K ("Exhibit 99.1"), filed with the Securities and Exchange Commission (the "Commission") on February 7, 2003, Commission File Number 0-25202 (the "8-K"), in part, into the Common Stock and Warrants described herein that are currently held by the Partnership. The Partnership uses lines of credit in the ordinary course of business.
--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

     The Common Stock and Warrants held by the General Partner and the Partnership were acquired, and are being held, for investment purposes. The Common Stock and the Warrants were acquired pursuant to Exhibit 99.1. The Reporting Persons reserve the right to purchase or sell the Warrants in privately negotiated transactions or in any other lawful manner in the future.

     Although they have no concrete plans to do so, the Reporting Persons may also engage in and may plan for their engagement in:

     (a) the acquisition of additional shares of Common Stock of the Issuer, or the disposition of Shares of Common Stock of the Issuer;

     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

     (c) a sale or transfer of a material amount of assets of the Issuer;

     (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of the Issuer;

     (f) any other material change in the Issuer's business or corporate structure;

     (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

     (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and/or

     (j) any action similar to those enumerated above.

     It should also be noted that an affiliate of the Reporting Persons, John Malloy, currently serves on the board of directors of the Issuer.
--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

     (a) As of April 14, 2004, the Reporting Persons collectively held 3,196,562 shares of Common Stock directly and 3,476,787 shares of Common Stock held derivatively by virtue of their ownership of the Warrants, of which 2,924,687 shares of Common Stock and 3,181,077 Warrants were held by the Partnership. Collectively, the Common Stock and Warrants held by the Reporting Persons represent approximately 15.3% of the Common Stock of the Issuer. (Based on 43,612,306 shares of Common Stock that were outstanding as of March 13, 2004, as reported in the Issuer's Form 10-K for the year ending December 31, 2003.) The Warrants are exercisable under the terms set forth in Exhibit 99.3 to the 8-K ("Exhibit 99.3"). As set forth in Exhibit 99.3, the Warrants may be exercised only by a person who is a "Citizen of the United States" (as defined in Title 49, Section 40102(A)(15)(of the United States Code) (a "U.S. Citizen") at the time of such exercise. As set forth in Exhibit 99.3, "[a]ny proposed exercise of [the] Warrant[s] by a [person] who is not a U.S. Citizen at the time of such proposed exercise shall be void and have no effect whatsoever." At the time of the filing of this report, the Reporting Persons were not U.S. Citizens. Consequently, the Reporting Persons may not currently exercise the Warrants listed herein.

     (b) The Reporting Persons have the sole power to dispose of all the Common Stock and Warrants held by them. As to any Common Stock obtained by the Reporting Persons through the exercise of the Warrants, open-market purchases or otherwise, the Reporting Persons would have the sole power to vote and dispose of the Common Stock so obtained.

     (c) Not applicable.

     (d) One other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 271,875 shares of the Common Stock and 465,815 Warrants.

     (e) Not applicable.
--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to Exhibit 99.3, the Reporting Persons may be deemed to have an additional interest in the Common Stock by virtue of holding the Warrants.
--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

Exhibit A:  Joint Filing Agreement.

Other Exhibits: The 8-K and Exhibits 99.1 and Exhibits 99.3, each of which is incorporated by reference herein.
--------------------------------------------------------------------------------

                            SIGNATURE


     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


                                               April 14, 2004
                                        ----------------------------------------
                                                      (Date)


                                               Everest Capital Limited
                                               By:  /s/ Malcolm Stott
                                        ----------------------------------------
                                                       (Signature)


                                               Malcolm Stott
                                               Title:  Chief Operating Officer
                                        ----------------------------------------
                                                       (Name/Title)


                                               April 14, 2004
                                        ----------------------------------------
                                                      (Date)


                                               Everest Capital Master Fund, L.P.
                                               By:  Everest Capital Limited,
                                                    General Partner
                                               By:  /s/ Malcolm Stott
                                        ----------------------------------------
                                                       (Signature)


                                               Malcolm Stott
                                               Title:  Chief Operating Officer
                                        ----------------------------------------
                                                       (Name/Title)


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                       Exhibit A

                                   Agreement

     The undersigned agree that this Schedule 13D dated April 9, 2004 relating to the Common Stock and Warrants of Kitty Hawk, Inc., as described herein, shall be filed on behalf of the undersigned.

                                               April 14, 2004
                                        ----------------------------------------
                                                         (Date)


                                               Everest Capital Limited
                                               By:  /s/ Malcolm Stott
                                        ----------------------------------------
                                                       (Signature)


                                               Malcolm Stott
                                               Title:  Chief Operating Officer
                                        ----------------------------------------
                                                       (Name/Title)


                                               April 14, 2004
                                        ----------------------------------------
                                                         (Date)


                                               Everest Capital Master Fund, L.P.
                                               By:  Everest Capital Limited,
                                                    General Partner
                                               By:  /s/ Malcolm Stott
                                        ----------------------------------------
                                                       (Signature)


                                               Malcolm Stott
                                               Title:  Chief Operating Officer
                                        ----------------------------------------
                                                       (Name/Title)

00119.0001 #478785